Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

July 1, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Courtney Lindsay

Re:	Fisher Wallace Laboratories, Inc. Draft Offering Statement on Form 1-A Submitted May 29, 2020 File No. 024-11229

Dear Ms. Lindsay:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed May 29, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 26, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Summary, page 2

1	Comment: With reference to the final risk factor disclosure on page 3, please revise the Summary on page 2 to discuss and clarify the FDA status for each of the three indications that you reference and also identify the steps that you will need to take in order to continue marketing your product in the United States.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Plan of Distribution, page 13

2	Comment: We note that you reference the StartEngine website as the location to purchase shares in connection with this Regulation A offering. However, the site appears to only include information for your crowdfunding capital raise. Please provide us with a direct link to the page that will be used in connection with this offering, or advise.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Use of Proceeds, page 16

3	Comment: Please update your disclosure to provide more details on the items for which you will use the proceeds of this offering. For example, discuss in more details the research and development efforts you reference.

Response: We have revised our disclosure in accordance with the Staff’s comments.

4	Comment: We note that your auditors have issued a going concern opinion regarding your operations. Please expand and update your disclosures to discuss how long you anticipate your current resources will allow you to operate. In this regard, we note that your current liquidity discussion speaks as of March 31, 2020.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Debt, page 21

5	Comment: Please disclose the current interest rates applicable to your credit card balances.

Response: We have revised our disclosure in accordance with the Staff’s comments.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks